Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Rogers Communications Inc. ("RCI")

The principal office of RCI is located at: 333 Bloor Street East Toronto, Ontario M4W 1G9

Item 2	Date of Material Change

October 28, 2009

Item 3	News Release

A news release was issued through CNW Group on October 28, 2009.

Item 4	Summary of Material Change

On October 28, 2009, RCI announced that it had priced an offering of $1.0 billion of debt securities, consisting of $500 million aggregate principal amount of 5.38% Senior Notes due 2019 and $500 million aggregate principal amount of 6.68% Senior Notes due 2039. The ten year Senior Notes due 2019 were priced at $999.31 per $1,000 principal amount, for an effective yield of 5.389% per annum if held to maturity and the thirty year Senior Notes due 2039 were priced at $998.97 per $1,000 principal amount, for an effective yield of 6.688% per annum if held to maturity.

Item 5.1	Full Description of Material Change

The net proceeds from the offering will be approximately $993 million, which are intended to be used for general corporate purposes, including to pay the cost for the intended redemption of all of the US$400 million principal amount of RCI's 8.00% Senior Subordinated Notes due 2012.

The Senior Notes will be issued by RCI and guaranteed by two of its wholly owned subsidiaries, Rogers Wireless Partnership and Rogers Cable Communications Inc.

Since the date of the material change, the offering closed on November 4, 2009.

See the press release attached hereto as Schedule A for a full description of the material change.

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information please contact David Miller, Senior Vice-President, General Counsel, at (416) 935-3546.

Item 9	Date of Report

November 5, 2009

Schedule A

Rogers Communications Prices $1 Billion Senior Notes Offering

TORONTO, Oct. 28 - Rogers Communications Inc. ("Rogers") announced today that it has priced an offering of $1.0 billion of debt securities, consisting of $500 million aggregate principal amount of 5.38% Senior Notes due 2019 and $500 million aggregate principal amount of 6.68% Senior Notes due 2039. The ten year Senior Notes due 2019 were priced at $999.31 per $1,000 principal amount, for an effective yield of 5.389% per annum if held to maturity and the thirty year Senior Notes due 2039 were priced at $998.97 per $1,000 principal amount, for an effective yield of 6.688% per annum if held to maturity.

The net proceeds from the offering will be approximately $993 million, which are intended to be used for general corporate purposes, including to pay the cost for the intended redemption of all of the US$400 million principal amount of our 8.00% Senior Subordinated Notes due 2012. Closing of the offering is expected to occur on or about November 4, 2009. The Senior Notes will be issued by Rogers and guaranteed by two of its wholly owned subsidiaries, Rogers Wireless Partnership and Rogers Cable Communications Inc.

The Senior Notes are being offered in each of the provinces of Canada through a syndicate of agents. Rogers will be filing a final prospectus supplement relating to the offering of the Senior Notes with the securities regulatory authorities in each of the provinces of Canada. Copies of the final prospectus supplement and the accompanying short form base shelf prospectus dated November 8, 2007 may be obtained over the Internet at the Canadian Securities Administrators' website at www.sedar.com.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement.

This news release is not an offer for sale within the United States of other securities of Rogers. Securities of Rogers, including any offering of its debt securities, may not be offered or sold in the United States absent registration under U.S. securities laws or unless exempt from registration under such laws. The offering of Rogers described in this news release has not been and will not be registered under U.S. securities laws, and accordingly, any offer or sale of these securities may be made only in a transaction exempt from registration.

About the Company:

We are a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Rogers Wireless, Canada's largest wireless provider. Through Rogers Cable we are one of Canada's largest providers of cable television services as well as high-speed Internet access, telephony services and video retailing. Through Rogers Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.a and RCI.b) and on the New York Stock Exchange (NYSE: RCI).

For further information:

Lorraine Daly, (416) 935-3575, lorraine.daly(at)rci.rogers.com/